UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 17, 2007

Commission File Number 1-9337

BG Group plc
(Translation of registrant's name into English)

100 Thames Valley Park Drive
Reading RG6 1PT
ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

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Contents

1	Performance highlights

2	Chairman and Chief Executive’s statement

4	Strategy review – Our markets

6	Strategy review – Our strategy

8	Strategy review – Our outlook

10	Business Performance

14	Corporate Responsibility

16	Governance and risk

18	Board of Directors

20	Summary Directors’ report

21	Summary Remuneration report

24	Summary Financial Statements

26	Notice of Annual General Meeting

29	Shareholder information

More information www.bg-group.com

Natural gas. It’s our business
We are a rapidly growing company, with expertise across the gas chain. Our vision is to be the leading natural gas company in the global energy market – operating responsibly and delivering outstanding value to our shareholders.

Overview of BG Group strategy, showing how we select specific markets and target value, right across the natural gas business.	Overview of the Group’s portfolio assets and businesses, showing the depth and breadth of the business across the world.

Corporate Responsibility lies at the heart of a successful business – a summary of BG Group’s Corporate Responsibility plan and activities in 2006.	Directions to the Annual General Meeting at the International Convention Centre, Birmingham.

This Review contains summary information. Please refer to the Important Notes on page 30.

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PERFORMANCE HIGHLIGHTS	1

A year of outstanding
Performance

Key events in 2006

•	Exploration and Production (E&P) volumes up 19% to 601 000 barrels of oil equivalent per day (boed), a record year.

•	New E&P production from the UK North Sea and Trinidad and Tobago.

•	Significant discoveries in Brazil and the UK. Discoveries in Canada, Egypt, India, Thailand and Trinidad and Tobago.

•	New exploration acreage in Algeria, China, India, Oman, Madagascar, Nigeria, Norway and the USA.

•	Phase 2 expansion of the US Lake Charles Liquefied Natural Gas facility completed.

•	Fourth stabilisation train sanctioned at Karachaganak.

•	Agreed to acquire two US power plants, Dighton and Lake Road.

*	Business Performance excludes disposals, certain re-measurements and impairments. For a further explanation of disposals, re-measurements and impairments see page 91 of the BG Group Annual Report and Accounts 2006. See pages 24 to 25 of this Review for a reconciliation of Business Performance and Total Results. Unless otherwise stated, financial operating information for the Group and its business segments presented in pages 1 to 13 is based on BG Group’s Business Performance.

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2	Chairman and Chief Executive’s statement

Our ten year track record of growth and delivery demonstrates that we have consistently created value for shareholders.

Delivering value
To our shareholders

“BG Group delivered record results
in 2006, driven by our strong
operating performance and
sector-leading organic growth.

Sir Robert Wilson and Frank Chapman
Chairman and Chief Executive

BG Group reported record results in 2006. Our full year total operating profit increased by 30% to £3.1 billion*. Earnings per share rose 24% and the dividend will be increased by 20% to 7.20 pence. We significantly enhanced our major projects out to 2012 and further strengthened our portfolio of assets and opportunities for the long term. Over the past ten years we have grown our total operating profit at a compound annual rate of 39% and we are set fair to continue our high growth programme for the next ten years.

Business context
The energy sector has attracted international attention over the past year with concerns about reserves replacement, resource nationalism and security of supply alongside the ongoing debate on hydrocarbons’ role in climate change. Uncertain times place a premium on resilient businesses with strategies that can respond to a wide range of different circumstances. This is what we are trying to create in BG Group.

Natural gas has become a central part of the global energy mix. This is because gas is abundant: reserves-to-production ratios stand at 64 years worldwide at current rates of demand; gas is convenient to use and, as the cleanest hydrocarbon, gas offers important environmental advantages. These inherent strengths have been enhanced by technological development: in particular, the growth of Liquefied Natural Gas (LNG) has transformed the international gas market.

Strategic framework
BG Group strategy is focused upon a simple concept: securing competitively-priced gas and connecting that gas to specific, selected, high value markets. We are unique in the energy industry in having an integrated gas focus, with skills to compete throughout the gas value chain. This enables us to invest selectively, wherever we see the opportunity to create value.

Our ten year track record demonstrates how this strategy has consistently created value for shareholders against a background of evolving trends in the business environment. We have a distinctive long-life base set of assets and a suite of major opportunities to expand on that base. Our aim is to build businesses that reflect our host governments’economic priorities. This approach has helped us to extend our portfolio at a time when reserves renewal is a central concern for the industry.

Operating performance*
2006 was a strong year for Exploration and Production (E&P): production increased by 19%; unit finding and development costs and unit operating cost remained in the most competitive, top quartile of the industry; sound progress was made with key projects; and overall we have added significant E&P resources to our portfolio through our exploration success over the past year. Together these achievements allow us to reconfirm our

* For a reconciliation between Business Performance and Total Results see pages 24 and 25.

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CHAIRMAN AND CHIEF EXECUTIVE	3

	Our markets	p 4-5 }

•	BG Group is active in more than twenty five countries around the world.

•	We have established a competitive leadership position in the Atlantic Basin LNG market.

•	BG Group supplies European and US gas markets and supplies 7% of UK domestic gas demand.

•	We have positions in India and China, two of the fastest growing gas markets in the world today.

objective of delivering outstanding earnings growth to 2009, with confidence in the projected 6% to 10% annual production growth that we announced last year for the period 2005 to 2012.

Our LNG business enjoyed a record year: total operating profit increased by 94% and production volumes were up by 63%. We continue to expect higher profitability in this segment, owing to anticipated tight LNG supply until at least 2012. This will further increase the value of BG Group’s flexible and low cost LNG portfolio.

In our downstream businesses, Transmission and Distribution achieved a 9% increase in total operating profit and the Power portfolio continued to generate strong returns.

Portfolio developments
We continued actively to develop our portfolio in 2006, with significant progress on major projects. In Kazakhstan, we expanded our Karachaganak field development plans and trialled new export routes to high value Western markets. In Nigeria, we are working towards project sanction of Olokola LNG with a view to start-up in 2012. We also acquired exploration acreage in Nigeria.

We built on our existing production operations. In India, we plan to extend activities in the Panna/Mukta fields and in the Tapti field. In the UK, we continued to invest around our North Sea J-Block hub and the recent Jasmine and Jackdaw discoveries represent important growth opportunities.

We also extended our exploration portfolio. In Norway, we were awarded eight new exploration licences, one including the Bream discovery. In Alaska, we entered licences in the Eastern North Slope and North Slope foothills. We entered four new countries: in China, we acquired exploration acreage in the South China Sea, and in Madagascar, we farmed into the Majunga Offshore Profond exploration block. We obtained operating interests on discovered reserves in the Hassi Ba Hamou field in Algeria and, in Oman, we signed a production sharing agreement on the Abu Butabul field.

We strengthened our LNG market positions and continued to build upon the flexibility of our portfolio. The Dragon LNG regasification plant in Wales is on track to begin production by the end of 2007 and we made good progress in developing our facilities at Elba Island and Lake Charles in the USA. We signed a project development agreement to build and supply a regasification plant in Chile. Towards the close of the year, we announced the acquisition of two gas fired power plants in the north east of the USA (Dighton and Lake Road). These acquisitions are designed to maximise the value of our existing gas business by accessing synergies between gas supply, plant operations and power marketing.

	Our strategy	p 6-7

•	Our successful strategy remains unchanged, focusing on connecting gas to specific, selected high value markets worldwide.

•	As a leading gas specialist, BG Group has the skills to compete across the gas chain, targeting growth opportunities as they arise.

•	Our low cost portfolio and top quartile unit costs give us competitive advantage.

	Our outlook	p 8-9

•	Our asset base onstream in 2006 will still be producing over 500,000 boed in 2015.

•	We have increased our resource base by around 1 billion barrels in the past year – a 13% rise – and enriched our suite of worldwide assets.

•	Reconfirmed confidence in the projected 6% to 10% annual E&P production growth in the period 2005 to 2012.

Governance and Corporate Responsibility
Corporate Responsibility (CR) is central to how we do business and is embedded in our decision making. The STEP UP safety initiative continued to make an impact. Our Lost Time Injury Frequency of 0.36, a significant improvement on 2005, compares well with the industry benchmark. Over 95% of our employees and long term contractors have now undergone safety behaviour intervention training. We also established a working group to look at the findings of the Baker Panel into the Texas City refinery explosion.

Our CR commitment was recognised in the FTSE4Good index and Dow Jones Sustainability Indexes and in our first place ranking in the oil and gas sector in Goldman Sachs’ 2006 Environmental, Social and Governance Index.

Looking forward
During ten years of growth we have transformed BG Group into an internationally diverse, integrated energy major with a reputation for strategic innovation, delivery and gas chain expertise. In the past year, we have strengthened our production portfolio and built upon our operational performance record. These outstanding achievements have been delivered through the commitment of our employees and have positioned BG Group well to sustain growth over the next ten years.

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4	Our markets

BG Group is engaged in the exploration, production, transmission, distribution and supply of natural gas to markets around the world.
We are active in over 25 countries; business operations are managed in five main geographical regions shown here.

Understanding
Gas markets

BG Group has developed a diverse, international portfolio of assets that underpins current production and also provides a foundation for future volume growth.

Our strategy of focusing on specific, selected growth markets, together with skills to deliver across the gas chain, has enabled the successful expansion and development of that portfolio to more than 25 countries around the world, investing to target value across the four segments – E&P, LNG, T&D and Power.

Exploration and Production (E&P)

Liquefied Natural Gas (LNG)

Transmission and Distribution

(T&D) Power

More information www.bg-group.com/international
North America and the Caribbean and Global LNG	1

“We have established a durable, competitive position in the LNG industry with our portfolio of flexible, cost-competitive LNG assets and skills.”
Martin Houston
Executive Vice President
& Managing Director

•	Major gas producer in Trinidad and Tobago, supplying both the domestic market and exporting gas as LNG from its participation in four liquefaction trains.

•	Holds rights to 16.7 million tonnes per annum (mtpa) LNG import and regasification capacity in the USA at Lake Charles, Louisiana and Elba Island, Georgia; holds expansion rights at both facilities.

•	Owns E&P assets in Alaska and Canada, and during 2006 acquired Dighton (170 megawatt (MW)) power plant in Massachusetts and agreed to acquire Lake Road (805 MW) in Connecticut.

•	Major LNG importer to the USA and global LNG marketer.

South America	2

“Exploration success in Brazil has the potential to be a major contributor to long-term production growth for BG Group.” Rick Waddell Executive Vice President & Managing Director

•	Holds a 60.1% stake in the largest natural gas distribution company in Brazil – Companhia de Gas de São Paulo (Comgas).

•	Holds interests in one exploration block onshore and seven blocks offshore in Brazil, and in the transmission pipelines from Bolivia to Brazil and Argentina to Uruguay.

•	Supplies gas in both Bolivia and Brazil, and supplies liquids markets in Bolivia, from Bolivian production.

•	Holds minority stake in MetroGAS S.A., the natural gas distribution company in Buenos Aires, Argentina.

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OUR MARKETS	5

Europe and Central Asia	3

“	Significant North Sea discoveries and a new LNG terminal at Milford Haven underpin our commitment to supply the UK market.” Mark Carne Executive Vice President & Managing Director

•	Holds interests in over 20 UK Continental Shelf (UKCS) fields, which in 2006 supplied the equivalent of around 7% of UK demand.

•	Buzzard oil field onstream in January 2007.

•	Downstream activities in the UK comprise gas marketing, gas transmission and power generation.

•	Jointly developing a LNG import and regasification facility in Wales, expected to be operational in the fourth quarter 2007.

•	Holds a portfolio of 23 licences in Norway.

•	In Kazakhstan, the giant Karachaganak oil and gas condensate field accounted for 16% of Group production in 2006 and exports over 16 million barrels (mmbbl) into western markets.

•	In Italy, developing the Brindisi LNG import and regasification facility, and holds interests in power.

Mediterranean Basin and Africa	4

“

BG Group is a key
supplier to the
Egyptian and Tunisian domestic markets,
and participates in
world markets through
its LNG supply from
the region.”
Stuart Fysh
Executive Vice President & Managing Director

•	Principal supplier to the Egyptian and Tunisian domestic markets.

•	Exploration acreage and discovered reserves are also located in Algeria, Israel and areas of Palestinian Authority, Libya, Madagascar and Nigeria.

•	LNG exports from Egyptian LNG.

•	Long-term contracted supplies from Nigeria and Equatorial Guinea (starting in 2007) managed as part of BG Group’s global LNG supply portfolio.

•	Jointly developing a four train LNG project at Olokola LNG in Nigeria.

Asia Pacific*	5

“	We are pursuing a number of growth opportunities in the region, including our existing countries, to add to our strong performance. We are very excited at having entered Oman in 2006.”
	William Friedrich	Jørn Berget
	Deputy Chief Executive	Executive Vice President & Managing Director

	•	Growing E&P business in India and interests in two gas distribution companies, Gujarat Gas Company Limited in Gujarat, and Mahanagar Gas Limited in Mumbai.

	•	Power generation activities in Malaysia and the Philippines and gas and condensate production in Thailand.

	•	Acquired acreage with existing discoveries in Oman and exploration acreage in China during 2006.

*	A new Asia Pacific region was established in 2006 and an Executive Vice President to lead this region will be appointed. In the meantime it is being managed by William Friedrich and Jørn Berget.

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6	Our strategy

BG Group is a major integrated gas company with a record of delivering strong growth by identifying and focusing on selected high value markets and securing low cost gas for delivery into those markets.

Our strategy
Proven and working

“Our long-life, low cost asset base provides a firm foundation from which to continue to deliver
production growth.”

Frank Chapman
Chief Executive

Our strategy has remained fundamentally unchanged because it has proven robust to developments in the business environment and it continues to deliver value.

BG Group specialises in gas and has the skills to compete anywhere along the gas value-chain, from reservoir to burner-tip. The cornerstones of our competitive advantage are a deep understanding of gas markets, the skills and experience to invest throughout the chain, and a focus on project delivery. These enable us to respond swiftly to market trends, targeting investments where we can create value.

PORTFOLIO FOR GROWTH
Underpinning BG Group’s strong growth is a distinctive, low cost, long-life asset base with an in-built potential for continued growth into the next decade. The strategy is both focused on maximising this potential from the existing asset base and augmenting this through the addition of new projects and opportunities.

Longer term growth is driven by exploration and appraisal. We aim to sustain strong organic growth via a programme that targets new ‘play opening’ opportunities, extends existing plays, and by seeking to appraise and develop existing discoveries, including some that can be commercialised rapidly through existing infrastructure.

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OUR STRATEGY	7

BG Group has built a leading low cost, flexible Liquefied Natural Gas (LNG) portfolio of supply and market access in the Atlantic Basin. Additional value is delivered through a combination of flexible supply contracts, access to multiple markets, control of shipping, low cost infrastructure and the skills and experience to capture global marketing opportunities. This is proving successful in ensuring that we are able to access the highest value markets, wherever and whenever they occur.

In the downstream, BG Group continues to be active in Transmission and Distribution (T&D) and Power. In T&D, BG Group has established positions in the growing markets of Brazil and India. More recently, we have expanded the Power business into the USA. This is a focused move that strengthens the integrated gas strategy downstream of the LNG regasification terminals and is aimed at maximising the value of BG Group supplies to the world’s largest energy market.

BUSINESS ENVIRONMENT
This strategy is enabling BG Group to respond to a number of important developments in the business environment.

Oil and gas prices remain high, supported by robust world economic growth. Whilst high prices enhance revenue, they also put continuing pressure on underlying costs. BG Group is affected by this pressure, but our low cost asset base does provide a highly competitive platform from which we aim to continue to deliver a top quartile performance on unit costs.

In light of higher prices, governments in countries with significant hydrocarbon resources are changing their perspectives on how those resources should be developed. For example, there is a greater focus on achieving a balance between retaining gas for domestic markets and providing new supplies for export projects. BG Group’s expertise in gas and willingness to engage with partner governments supports these important stakeholder decisions and positions us favourably to participate in new opportunities.

The LNG industry is forecast to grow at 12% annually through to 2012 and demand continues to outstrip supply. This further increases the value of our existing LNG portfolio. As a result, BG Group has been able to capture new opportunities to realise greater value by marketing LNG, which was originally destined for the USA, into alternative markets in Europe and Asia.

How we are creating value across the gas chain

Selective investment in the value-chain enables BG Group to respond to changes in the business environment and offset elements of business risk.

Exploration and Production

BG Group has a proven track record of delivering top quartile industry cost performance matched by significant exploration success.

Liquefied Natural Gas

A low cost LNG infrastructure and a flexible LNG supply portfolio enables continued delivery of supplies to key markets.

Transmission and Distribution

Experience of bringing gas directly to customers enables BG Group to take advantage of value enhancing opportunities wherever they arise.

Power

By investing in carefully selected power markets, the Group is able to maximise synergies between energy trading and gas supply.

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8	Our outlook

BG Group has a strong portfolio of projects, opportunities and exploration potential that can drive growth well into the next decade. In the medium-term our growth is underpinned by assets already onstream, fully sanctioned or close to sanction.

Our outlook

Driving future prospects

Key opportunities

•	Kazakhstan: Karachaganak Phase III Development of further potential from one of the world’s largest gas and condensate fields, with first production expected in 2012.

•	Brazil: Tupi Appraisal work to firm up potential of this exciting new discovery will commence in 2007.

•	Nigeria: Olokola LNG
Work is progressing towards sanction of Olokola LNG (OKLNG), a new build 4 train LNG liquefaction plant, with a capacity of 5.5 mtpa per train. The plant is planned to start-up in 2012.

•	US Power Purchase of a gas- and oil-fired combined-cycle power generation facility located in Dayville, Connecticut, USA, and of a second power plant, Dighton, in Massachusetts, USA.

E&P: Incremental investment in the UK

The UK North Sea remains a core production area and BG Group continues to follow a strategy of improving production at the same time as incrementally increasing investment in existing assets. The recent development of the Buzzard oil field and new discoveries, especially the Jasmine field, should help to maintain the annual production level from BG Group’s North Sea assets at 50 million barrels of oil equivalent (mmboe) until at least 2012.

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OUR OUTLOOK	9

Substantial progress has been made over the last year to raise and extend the production outlook from assets already onstream.

Growth on top of this is expected to come from new projects and opportunities, many of which have either been firmed up or added to the portfolio over the last year. These give confidence that future growth projections out as far as 2012 can be achieved.

Looking to the longer-term, well beyond 2012, BG Group has added significant volumes of risked Exploration and Production (E&P) resources to the portfolio through exploration success and the acquisition of new licences, some of which contain existing discoveries. Overall the portfolio is in place to deliver another decade of strong growth.

E&P GROWTH PORTFOLIO
The long life of our E&P assets already onstream is a distinctive feature of the BG Group portfolio. These assets have significant further in-built growth potential.

The UK is a good example, where we have been able to add significant value to existing hubs by improving asset performance and making discoveries that can be monetised rapidly through existing infrastructure. The highlight last year was the Jasmine discovery in J-Block which, together with the Jackdaw discovery in 2005, demonstrates the Group’s continued success in the UK North Sea.

In India, further development of the Panna/Mukta and Tapti fields has raised planned production from 2006 to 2009 by 60%. In addition, further potential has been identified in the Mukta field by applying experience gained on Panna.

Karachaganak is the largest E&P asset in our portfolio. Here, plans to realise the full potential of this world-class field are progressing well. The fourth condensate stabilisation train was sanctioned last year, and plans are firming up to develop the Phase III expansion project, which is in itself a very large project.

GLOBAL LNG
Our long-term firm Liquefied Natural Gas (LNG) supply portfolio continues to expand, with growth last year from Atlantic Train 4 in Trinidad and Tobago and Nigeria LNG. Volumes from Equatorial Guinea are expected to be available this year.

The next wave of supplies that will drive growth beyond 2010 is also firming up. We recently signed the sale and purchase agreement for supply from Nigeria LNG Train 7. Supply from Brass LNG is expected to be secured this year. In addition, progress continues on the OKLNG project from which BG Group expects to lift its equity volumes. This is working towards sanction and is planned to be onstream in 2012.

Underpinned by access to the US market and supported by a growing, modern and efficient LNG tanker fleet, our LNG portfolio is able to respond to changes in gas markets around the world. With the LNG market currently supply constrained, this flexibility is expected to offer increased opportunity to access high-margin markets. The regasification projects now being developed in the UK, Italy and Chile are expected to enhance this flexibility further as they become operational. There are also further developments in global LNG marketing. We are negotiating to market LNG under term contracts to Asian buyers out to 2009, building on recent short-term sales.

EXPANDED EXPLORATION PORTFOLIO
In exploration, we made a number of key discoveries this year. These included Jasmine in the UK, Tupi in Brazil and on the West Delta Deep Marine block in Egypt. Appraisal of these discoveries is a priority for the coming year. In addition, there have been other successful Exploration and Appraisal wells in the UK, India, Thailand and Canada. Most of these will be developed using existing infrastructure and are expected to be producing by 2012.

We have also made significant progress in securing further new licences, adding over 78 000 square kilometres of gross exploration acreage in 2006. Many of these licences contain existing discoveries such as Bream in Norway, Abu Butabul in Oman and Hassi Ba Hamou in Algeria. The presence of these discoveries reduces the fundamental exploration risk of the licences and offers the potential for early progress towards production.

LNG: Enhancing a strong competitive position

Progress towards creating a global LNG business continues, with enhancements to the current LNG supply portfolio planned over the next few years, notably at OKLNG in Nigeria. At the same time, additions to the Group’s regasification capacity in Chile and at the Dragon LNG plant in Wales will increase access to key gas markets.

Power: Building an integrated US gas business position

BG Group has recently acquired two power generating facilities in the north-east of the USA, the 805 MW Lake Road plant in Dayville, Connecticut and the 170 MW Dighton plant in Massachusetts. These two power plants will enable BG Group to add even more value to its imported LNG supplies, by being flexible about where, when and in what form energy is sold.

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10	Business Performance

BG Group achieved record performance in 2006 with good progress on major projects. We significantly enhanced our Exploration and Production resource base, adding attractive opportunities for long-term growth.

A review of

Our operations

Exploration and Production

BG Group explores, develops, produces and markets gas and oil around the world.

Approximately 76% of 2006 production was gas. We use our technical, commercial and gas chain skills to deliver projects at competitive cost, and maximise the sales value of production.

More information
www.bg-group.com

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BUSINESS PERFORMANCE	11

Operational and financial highlights		Production (’000 boed)
•	Production increased by 19.3% to 219.2 mmboe.	Total operating profit(a) Business Performance* £2 457m £1 942m in 2005 Total Results* £2 794m £2 120m in 2005 Total production up 19% 601 000 boed 504 000 boed in 2005

•	Total operating profit increased by 27%.

•	In the North Sea new production began from the Atlantic/Cromarty field, Glenelg field and NW Seymour fields. This was followed by first oil from the Buzzard field (early January 2007). The Dolphin Deep field in Trinidad and Tobago also flowed first gas this year.

•	Agreement reached for further East Coast Marine Area (ECMA) domestic gas sales of 220 million standard cubic feet per day (mmscfd) in Trinidad and Tobago for up to 15 years from 2009.

•	Signed agreements for additional stakes in Armada and Everest fields in the UK.

•	Significant gas condensate discovery made in the Jasmine prospect in the UK North Sea, and a significant oil discovery in the Tupi prospect, Brazil.

•	Successful exploration and appraisal wells drilled in Brazil (2), Canada (7), Egypt (2), India (2), Thailand (3), Trinidad and Tobago (1) and the UK (5).

•	Signed a Production Sharing Agreement with the Government of Oman to develop the Abu Butabul gas condensate field.

•	Acquired exploration acreage in China, India and the USA, successful in licensing rounds in Nigeria, Norway and the UK, and acquired acreage with existing discoveries in Algeria.

•	Resource base increased by almost 1 billion boe, an increase of 13% on 2005, equivalent to 10 years’ current production.

Principal operations, markets and activities
Production: Bolivia; Canada; Egypt; India; Kazakhstan; Mauritania (assets sold in January 2007); Thailand; Trinidad and Tobago; Tunisia; UK.		The UK accounted for some 25% of total E&P volumes in 2006. There was also significant growth in production from Egypt, with total production of 62 mmboe and, from Kazakhstan, where the Karachaganak field produced some 36 mmboe in 2006. Trinidad and Tobago produced 22.6 mmboe in 2006, boosted by the Dolphin Deep field, which came online in June. Gas was also produced from Tunisia, India, Thailand, Bolivia and North America. BG Group has also acquired exploration acreage in China, Madagascar and offshore Nigeria, and has acquired acreage with existing discoveries in Algeria and Oman.

Future outlook
•	Important gas and condensate discoveries in the UK North Sea will continue to drive production.

•	A potentially significant oil discovery in the Tupi prospect, Brazil.

•	Development of exploration acreage in China and the USA, and of acreage with existing discoveries in Algeria and Oman.

•	Success in licensing rounds in Nigeria and Norway.

* For a reconciliation between Business Performance and Total Results see pages 24 and 25.		(a) Including share of pre-tax operating results from joint ventures and associates.
(b) 2006 includes 12 000 boed of fuel gas.

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12

Liquefied Natural Gas

BG Group’s LNG activities combine the development of LNG liquefaction and regasification facilities with the purchasing, shipping and sale of LNG. The Group uses its expertise in LNG to connect its own and other producers’ gas reserves to markets.

Operational and financial highlights		LNG production and managed volumes (mtpa)	Total operating profit(a) Business Performance* £352m £181m in 2005 Total Results* £283m £180m in 2005 LNG production up 63% 28% in 2005
•	Total operating profit(a) for the LNG business was £352m –a 94% increase on 2005.

•	Shipping and marketing total operating profit rose 177%.

•	10 mtpa of LNG were supplied to 12 countries.

•	Phase 2 expansion of Lake Charles regasification terminal came onstream.

•	Took first deliveries from the 20 year 2.5 mtpa contract with Nigerian LNG Trains 4/5.

•	Took delivery of three new LNG ships – Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney.

Principal operations, markets and activities

BG Group enjoys a leading LNG position in the Atlantic Basin LNG market. The Group owns production facilities in Egypt and Trinidad and Tobago, and has agreements to purchase LNG from Nigeria and Equatorial Guinea to feed supply into markets in North America, Europe and Asia.

In the USA, BG Group owns rights in two of the four US regasification terminals (Lake Charles and Elba Island) and is developing facilities at Milford Haven, Wales, and Brindisi, Italy. During 2006, the Group signed a Project Development Agreement (PDA) regarding a regasification terminal in Chile and is exploring liquefaction opportunities in Papua New Guinea. The Group also took delivery of three new LNG ships.

Liquefaction: Egypt; Trinidad and Tobago. Purchased LNG: Egypt; Nigeria; Trinidad and Tobago; Equatorial Guinea (from mid-2007). Regasification: Lake Charles and Elba Island (USA).

Future outlook
•	Agreement signed for Infrastructure Enhancement Project (IEP) at Lake Charles.

•	PDA signed for the construction of and supply to a LNG regasification plant in Chile.

•	Memorandum of Understanding (MoU) signed with Oil Search Limited to investigate an LNG project in Papua New Guinea.

•	20 year MoU signed with Brass LNG, with volumes now expected to be 1.67 mtpa from 2011. Agreement with Nigeria LNG Train 7 for 20 year supply of 2.25 mtpa of LNG signed February 2007. Continued progress on OKLNG project.

* For a reconciliation between Business Performance and Total Results see pages 24 and 25.		(a) Including share of pre-tax operating results from joint ventures and associates.

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OUR OPERATIONS	13

Transmission and Distribution

BG Group’s T&D activities develop markets for natural gas and provide them with supply from its own and others’ reserves through transmission and distribution networks and complementary businesses.

Power A large proportion of the worldwide demand for gas is attributable to power stations. BG Group has a portfolio of modern combined cycle power stations.

Operational and financial highlights		Operational and financial highlights
•	Comgas volumes increased by 10%, operating profit(a) by 27%.	•	Purchase of the Dighton 170 MW power plant and agreement to acquire Lake Road 805 MW power plant in the north-eastern USA.

•	Mahanagar Gas volume growth of 10%.

•	Sales distribution growth of 34% at Gujarat Gas.	•	Acquired the remaining 66.32% in Serene, Italy.

•	UK Interconnector pipeline enhancement completed early.	•	Power operations continued in the Philippines, Italy, UK and Malaysia; co-generation continued at Iqara and Gujarat Gas.

Throughput (bcma)(b)	Total operating profit(a) Business Performance* £231m £211m in 2005 Total Results* £232m £272m in 2005	Power capacity (GW)(c)	Total operating profit(a) Business Performance* £106m £113m in 2005 Total Results* £106m £113m in 2005

Principal operations, markets and activities		Principal operations, markets and activities
Transmission and Distribution: Argentina; Brazil; India; UK.		Power: Brazil; Italy; Malaysia; Philippines; UK; USA. Co-generation: Brazil; India.

BG Group’s downstream T&D business grew strongly throughout 2006, with double-digit growth at Comgas, Mahanagar Gas and Gujarat Gas. Capacity improvements on the UK Interconnector pipeline were completed early.		BG Group has a profitable portfolio of modern, combined cycle gas power stations. We expanded our portfolio significantly in 2006 with focused, strategic acquisitions in Italy and North America, to underpin future growth.

Future outlook		Future outlook
•	BG Group has focused on high-growth markets in Brazil and India, where gas demand is correlated to GDP growth and gas usage is expanding. Infrastructure development in these markets is also key to meeting underlying demand growth.	•	Returns in the Power business are increasingly attractive. There is currently a key opportunity to develop a strategic position in well-established markets like the north-eastern USA, and develop the potential synergies between gas supply, power operations and gas marketing.

(b)	The reduction in throughput reflects the sale of Phoenix Natural Gas Limited and Premier Transmission Ltd, and the restructuring of MetroGas.	(c)	Includes agreement to purchase Lake Road, USA and acquisition of the remaining equity in Serene S.p.A, Italy, with combined capacity of 1.1 GW which completed in the first quarter 2007.

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14	Corporate Responsibility

CORPORATE RESPONSIBILITY SUMMARY

At BG Group, Corporate Responsibility (CR) is how we work. It is central to how we deliver our business strategy and is embedded within our business decision-making processes.

Our 15 Business Principles define our core beliefs and behaviours. The Business Principles are supported by two documents that together comprise the expression of BG Group’s principles. Corporate Commitments provides more detail on the Business Principles, and Principles into Practice provides practical guidance on applying the Business Principles in business life.

2006 IN REVIEW

•	The revised Business Principles were launched in April 2006.

•	The first Group-wide employee survey was carried out in 2006.

•	In October, Goldman Sachs ranked BG Group as the industry leader in environmental, social and governance performance.

•	Greenhouse gas emissions from BG Group operated assets decreased by 6% in absolute terms.

BG Group’s Corporate Responsibility Committee oversees all CR issues, including health, safety, security and environment (HSSE), community relations, human rights, Business Principles and sustainable development.

Further information on the Committee can be found on page 37 of the BG Group Annual Report and Accounts. Further detail on the Group’s CR activity over the past year can be found in the 2006 Corporate Responsibility Report.

CONDUCT
We launched the revised Business Principles in April. The Business Principles are mandatory for all employees, and all major contractors also agree to apply BG Group or equivalent business principles, including commitments to human rights.

To support the revised Principles, a new Anti-Corruption standard was launched and ethics workshops were built into business training programmes to raise employee awareness. During 2006 the Whistleblowing policy was the subject of a comprehensive review which included a comparison with peer organisations. As a result, changes to ownership, oversight and structure of the policy and supporting processes were implemented during 2006 and awareness of the policy has been raised. Responsibility for investigating whistleblowing reports, allegations of fraud and breaches of Business Principles was brought together under the control of the General Counsel.

BG Group featured in the FTSE4Good index and the Dow Jones Sustainability Indexes in 2006 and in October Goldman Sachs ranked us as the industry leader in environmental, social and governance issues (ESG).

The indices emphasise the link between ESG performance and companies which are successful in accessing legacy assets in the oil and gas industry.

OUR PEOPLE
BG Group has 4 665 direct employees, operating in over 25 countries. The workforce possesses expertise across the gas chain, enabling flexibility in reaching new markets, securing resources and building projects. This flexibility allows us to operate in diverse locations, master different skills and work effectively in multi-cultural teams.

In addition to UK and US expatriate employees, the Group also employs non-UK/US nationals outside their home countries. This reflects our aims of sharing knowledge and developing staff cross-culturally. It remains a matter of Company policy to localise management roles wherever possible.

BG Group’s first Group-wide employee survey was carried out in 2006. The survey was designed to gauge views on a range of issues including leadership, HSSE, levels of reward, personal development and working culture. In order to ensure anonymity, and to compare ourselves with other organisations, we engaged an independent company to run the survey on our behalf. A summary of the findings can be found in the Corporate Responsibility Report.

The Group maintained its record of continuous safety improvement in 2006. The Lost Time Injury Frequency of 0.36 incidents per million hours worked represents a record Group performance in addition to being significantly better than the industry benchmark.

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CORPOPRATE RESPONSIBILITY	15

The STEP UP safety initiative has made significant progress since its launch in October 2005. Over 95% of employees and long-term contractors have now been trained in safety intervention, raising safety awareness across the Group and providing skills and tools to intervene every time they observe unsafe behaviour.

We monitor and respond to global health issues that affect or may affect our workforce. In 2006, these included the potential threat of pandemic flu, stress-related issues and HIV/AIDS.

The employee assistance programme provides independent, anonymous and confidential support and advice; 4% of UK-based employees made use of this facility over the past year.

BG Group’s most important security objective remains the personal security of all employees and contractors. We also seek to protect our physical assets, data and international reputation. New and challenging locations mean a constant review of security processes and procedures.

All employees travelling internationally are required to attend regular security briefings. In countries considered to be particularly high risk, specific travel security plans have been established. Practical security training for staff and their families was launched in 2006 and will be completed in 2007.

SOCIETY
As an investor in over 25 countries around the world, BG Group pays taxes, places contracts with local suppliers and creates jobs, all of which have a positive impact upon the economies and communities in which we live and work. However, the impact of our presence is more complex and far reaching than this.

The Group is involved in numerous social investment programmes, which are developed through the community engagement process. These programmes broadly focus on building skills and opportunities for development, long-term sustainability and the Group’s business objectives. Overall, we spent £4.2 million on voluntary social investment projects in 2006.

A Community Relations Toolbox was launched in 2006, designed to be a practical manual for all staff when dealing with issues that affect the local community. Training and knowledge sharing between community relations specialists was enhanced.

The Group also revised its Human Rights policy. During 2007, BG Group will launch a project with contractors to make sure that our supply chain does not include forced labour, child exploitation or ill treatment of workers.

Lastly, as part of a new approach to Sustainable Development (SD), we sought to take a more integrated and in-depth view of our true impact on, and value to, local economies. Two independent institutes have therefore been contracted, to help us gain a better understanding of the economic impact of the Group’s operations and to help strengthen our positive relationship with local communities. We recognise that this is key for both reputation management and commercial success.

ENVIRONMENT
Business expansion brings opportunities for environmental improvement as well as challenges from managing environmental impact. The use of gas, rather than more carboniferous fuels such as coal or oil, helps to reduce net greenhouse gas emissions (GHG) and improves air quality, advantages that offer particular benefits in the developing world.

Corporate HSSE management systems were updated, including standards on air and water quality, GHG management, biodiversity and resource management. These internal benchmarks are implemented through international standard environmental management systems, and 83% of our major operated assets are certified to the ISO 14001 standard.

We launched an enhanced GHG Management Programme in 2006 to help reduce greenhouse gas emissions and provide tools and expertise for future projects. All operated assets underwent detailed reviews to identify emissions reduction opportunities, and implementation of feasible reductions will begin in 2007.

In 2006, Group operated assets emitted a total of six million tonnes of carbon dioxide equivalent. This is a decrease of 6% on absolute emissions in 2005, reflecting reduced drilling activity in Egypt and reduced flaring of gas (in Kazakhstan). Total operated emissions per unit of throughput of oil and gas decreased by 5%.

Our equity share emissions from our operated and non-BG Group operated activities rose 8% to 11.7 million tonnes; this was largely owing to growth of our LNG business in Trinidad and Tobago and in Egypt. Our total equity share emissions per unit of throughput decreased by 1%.

Over 83% of BG Group major operated assets are certified to International Standard Environmental Management Systems ISO 14001.

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16	Governance and risk

OVERVIEW

BG Group has an established Governance framework that is overseen by the Board of Directors, which in turn, is accountable to BG Group shareholders. The framework is made up of three elements:

•	Organisation and Structure

•	Internal Control Framework; and

•	Independent Assurance processes

The Board of Directors of BG Group is committed to the highest standards of corporate governance, which it believes are critical to business integrity and performance, and to maintaining investor confidence. The Governance framework is designed to complement the beliefs and behaviours set out in our Business Principles.

STATEMENTS OF COMPLIANCE
UK Combined Code
As a UK listed company, BG Group is required to state whether it has complied with the provisions set out in Section 1 of the UK Financial Reporting Council’s Combined Code on Corporate Governance (the Combined Code) throughout 2006 and, where provisions have not been complied with, to provide an explanation. The Annual Report and Accounts also sets out how the Group has applied the principles set out in the Combined Code. Section 1 of the Combined Code contains detailed provisions relating to Directors, their remuneration, accountability and audit, and relations with shareholders.

The Directors consider that, without exception, the Company has complied with the provisions set out in Section 1 of the Combined Code throughout the year ended 31 December 2006.

The Financial Reporting Council published revisions to the Combined Code in June 2006 that come into effect during 2007. The Board has applied the principles of the revised Combined Code in advance of its effective date.

NYSE Corporate Governance Rules
BG Group’s American Depositary Shares are listed on the New York Stock Exchange (NYSE) and the Company is therefore subject to the rules of the NYSE as well as US securities laws and the rules of the US Securities and Exchange Commission (SEC) as those rules and laws apply to non-US companies.

The NYSE requires US companies listed on the exchange to comply with its corporate governance rules, but non-US companies, such as BG Group, are exempt from most of these rules. However, BG Group is required to disclose a summary of any significant ways in which the corporate governance practices it follows differ from those required by the NYSE for US companies.

The Directors consider that there are no significant differences in the corporate governance practices followed by BG Group compared to those required by the NYSE for US companies, except that, as permitted by the Combined Code, the Nominations Committee comprises a majority of independent non-executive Directors whereas the equivalent NYSE practice is that the Nominations Committee should be comprised solely of independent directors.

US Sarbanes-Oxley Act 2002
The first year for which BG Group’s management are required to provide a report on the Group’s internal control over financial reporting pursuant to Sarbanes-Oxley section 404 is the financial year ended 31 December 2006. The report can be found on page 46 of the Annual Report and Accounts. PricewaterhouseCoopers LLP has reported on the assessment of the effectiveness of the Group’s internal control over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (USA). A copy of their attestation report is included in the Form 20-F filed with the SEC, which may be viewed on the website maintained by the SEC at www.sec.gov or BG Group’s own website at www.bg-group.com

The management of the Group has determined that the Group’s system of internal controls was effective as at 31 December 2006. There were no changes in the Group’s internal controls over financial reporting that occurred during the year ended 31 December 2006 that have materially affected, or are reasonably likely to materially affect, these controls.

For 2006, a review of the Group’s disclosure controls and procedures was facilitated by a Disclosure Committee. The Chief Executive and Chief Financial Officer completed an evaluation based upon that review and have concluded that, as at 31 December 2006, the Group’s disclosure controls and procedures were effective.

GOVERNANCE FRAMEWORK
The remainder of this report contains further information about BG Group’s Governance framework in support of these compliance statements.

1. Organisation and structure
BG Group’s organisation and structure is established and overseen by the Board and is designed to allow for effective and efficient decision-making and is a core element of the Governance framework. The Board has delegated some of its powers on specific matters to a number of committees, which are set out in written terms of reference. The terms of reference of the Audit, Remuneration, Corporate Responsibility, Nominations, Chairman’s and Group Executive committees are published on the Group’s website. Copies are also available on request.

Board of Directors
The Board is responsible to BG Group’s shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. The Board’s role is to set the Group’s strategy and to ensure that appropriate levels of financial and human resources are available to deliver that strategy. The Board has a formal schedule of matters specifically reserved to it for decision, which is published on the Group’s website.

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GOVERNANCE AND RISK	17

The Board is made up of a non-executive Chairman, the Chief Executive, Deputy Chief Executive, Chief Financial Officer and seven independent non-executive Directors. A list of the individual Directors, their biographies and details of their committee membership is set out on pages 18 and 19. The posts of Chairman and Chief Executive are separate and their responsibilities are set out in writing and agreed by the Board. Copies are available on the Group’s website. The non-executive Directors provide experience and skills from a number of industry and government backgrounds.

Following its annual review of the independence of its non-executive Directors, the Board has concluded that each of the non-executive Directors, with the exception of the Chairman, is independent in accordance with the criteria set out in the Combined Code and the applicable rules of the NYSE. At the time of his appointment, the Chairman was considered independent by the Board. In accordance with the Combined Code, the ongoing test of independence of the Chairman is not appropriate.

The Board holds regular meetings throughout the year, of which there were eight in 2006. Wherever possible, Directors are expected to attend all Board and applicable committee meetings together with the Annual General Meeting (AGM).

All Directors are subject to election by shareholders at the first AGM following their appointment to the Board. Thereafter, in accordance with the Combined Code and the Company’s Articles of Association, they are normally subject to re-election every three years.

Company Secretary
The Company Secretary, Ben Mathews, is responsible for advising the Board on all governance matters, through the Chairman. The Directors have full access to the advice of the Company Secretary, who is responsible to the Board for ensuring that correct Board procedures are followed.

Board evaluation
A comprehensive and rigorous evaluation of the Board, its principal committees, the individual non-executive Directors and the Chairman was conducted in 2006. Following this evaluation, the Directors have concluded that the Board and its committees operate effectively and also consider that each Director is contributing to the overall effectiveness and success of the Group.

2. Internal control framework
The second element of the Group’s Governance framework is the internal control framework, which defines the way that BG Group operates. It comprises the Group’s Business Principles, policies, processes, standards and guidelines. The Board is responsible for the

Group’s system of internal controls and has oversight responsibility for the review and assurance processes.

3. Independent assurance
Independent assurance is provided primarily by the Group’s internal audit department (Group Audit), by the independent external Auditors and by other external advisers.

Group Audit provides assurance to the Board, Audit Committee, Group Executive Committee and management that effective and efficient internal control processes are in place to identify and manage business risk across the Group. The independent external Auditors’ opinion on the statement of accounts is set out on page 23 of this Annual Review. In addition, the external reserves consultant, Degolyer and MacNaughton, provides an independent review on certain of BG Group’s gas and oil reserves.

RISK MANAGEMENT AND RISK FACTORS
BG Group has established a continuous and systematic process for identifying, evaluating and managing the business risks it encounters as part of its operations.

Risk management processes are integrated into all aspects of the Group’s business processes, including strategy development and business planning, investment appraisal, performance management and HSSE controls. The Group breaks down the principal risk factors that may affect its business, strategy and share price into the following areas: portfolio, political climate, exploration and new ventures, pre-sanction, project delivery, operations, commercial, competition, commodity prices, exchange rate, financing, credit, HSSE, insurance, regulation, stakeholder engagement, corporate responsibility and people resources. These risks are explained in more detail in the Annual Report and Accounts pages 41 to 44.

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18	Board of Directors

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BOARD OF DIRECTORS	19

1. Sir Robert Wilson KCMG (63)
Chairman
Sir Robert Wilson was appointed Chairman with effect from 1 January 2004, having been a non-executive Director since September 2002. He was chairman of Rio Tinto plc from 1997 to 2003 and prior to that was chief executive between 1991 and 1997. He is also chairman of The Economist Group and a non-executive director of GlaxoSmithKline plc. He has previously been a non-executive director of Diageo plc, BP plc and The Boots Company PLC (now Alliance Boots plc). (b), (d), (e), (f), (g)

2. Frank Chapman (53)
Chief Executive
Frank Chapman was appointed Chief Executive with effect from 23 October 2000, having been appointed to the Board of BG plc in February 1997. He joined British Gas plc in November 1996 as Managing Director, Exploration and Production. He is an engineer and has worked in the oil and gas industry for 32 years. Prior to joining British Gas plc, he spent a total of 22 years with Shell and BP. (a), (b), (d), (g)

3. William Friedrich (58)
Deputy Chief Executive
William Friedrich was appointed Deputy Chief Executive with effect from 23 October 2000. He is responsible for the Group’s portfolio and strategy development. He joined British Gas plc in December 1995 as General Counsel after a 20 year career with Shearman & Sterling, where he became a partner in 1983. Whilst with the firm, he practised as a general corporate lawyer, working mainly on international transactions, and ultimately headed the firm’s worldwide project development and project finance practice. He is also a non-executive director of The Royal Bank of Scotland Group plc. (a), (b), (d), (g)

4. Ashley Almanza (44)
Chief Financial Officer
Ashley Almanza was appointed Chief Financial Officer with effect from 1 August 2002. He is responsible for Group finance, tax, treasury, investor relations, internal audit, legal and secretariat. He joined British Gas plc in 1993 and has held a number of roles including Finance Director of BG International Downstream. He acted as Group Finance Director from October 2000 to January 2001 before he was appointed Group Financial Controller. Prior to joining British Gas plc, he qualified as a chartered accountant, working in South Africa and London. (a), (b), (d)

5. Peter Backhouse (55)
Non-Executive Director
Peter Backhouse was appointed to the Board as a non-executive Director with effect from 19 July 2000. He was formerly executive vice president, refining and marketing at BP Amoco plc. Previous roles at BP included deputy chief executive of BP Oil and chief executive of BP Oil Europe. He gained considerable gas experience in international LNG and in UK natural gas as head of BP’s UK gas marketing business. He is a member of the Advisory Board of Carlyle/Riverstone Energy Partners, a US private equity fund. (c), (g)

6. Sir John Coles GCMG (69)
Non-Executive Director
Sir John Coles was appointed to the Board as a non-executive Director on 1 March 1998. Prior to that he had a 37 year career with the Foreign and Commonwealth Office (FCO) and retired as Permanent Under-Secretary of State in the FCO and Head of the Diplomatic Service in November 1997. He is chairman of Sight Savers International. (g)

7. Paul Collins (70)
Non-Executive Director
Paul Collins was appointed to the Board as a non-executive Director with effect from 23 October 2000 after a long career with Citigroup Inc. The Board nominated him as the Senior Independent Director from 4 May 2005. He joined Citicorp in 1961 and subsequently served as the chief investment officer, headed the financial markets division, corporate planning, finance and administration, and Europe, Africa and the Middle East. He was appointed a director of Citicorp and its principal subsidiary, Citibank, in 1985 and vice-chairman in 1988. He is a director of Actis Capital LLP, The Enstar Group and a director and vice chairman of Nokia Corporation. (c), (e), (f)

8. Jürgen Dormann (67)
Non-Executive Director
Jürgen Dormann was appointed to the Board as a non-executive Director with effect from 1 June 2005. He has been chairman of Swiss-based ABB Ltd since 2001, having been a non-executive director since 1998. Prior to his roles at ABB, he had a successful career at Hoechst and Aventis spanning almost 40 years. He is vice chairman of the board at Sanofi-Aventis S.A. (France) and at Adecco S.A. (Switzerland) and is a member of the board at IBM Corporation. (f), (g)

9. Baroness Hogg (60)
Non-Executive Director
Baroness Hogg was appointed to the Board as a non-executive Director with effect from 27 January 2005. She is a former head of the Prime Minister’s Policy Unit and has extensive experience of business, government and the media. She is chairman of 3i Group plc and Frontier Economics Ltd, a non-executive director of Carnival plc and Carnival Corporation and is a member of the Financial Reporting Council. (c), (e), (f)

10. Lord Sharman (64)
Non-Executive Director
Lord Sharman was appointed to the Board as a non-executive Director with effect from 23 October 2000. He is non-executive chairman of Aegis Group plc and Aviva plc, and a non-executive director of Reed Elsevier plc. He is also a member of the Supervisory Board of ABN Amro Holding N.V. A chartered accountant, he was chairman of KPMG International from 1997 to 1999, having been senior partner since 1994. (c)

11. Philippe Varin (54)
Non-Executive Director
Philippe Varin was appointed to the Board as a non-executive Director with effect from 2 May 2006. He became chief executive of Corus Group plc in May 2003. Prior to joining Corus, he spent 25 years with the Pechiney Group, which he joined in 1978 as a researcher. He subsequently served as vice-president, Engineering and Research and as project director for the construction of the Dunkirk (France) aluminium smelter. He later worked as group financial controller, based first in Paris then in Chicago at American National Can’s headquarters. In March 1999, he was appointed senior executive vice president of the Aluminium Sector and a member of Pechiney’s executive committee. (c), (f)

Membership of committees
(a)	Group Executive
(b)	Chairman’s
(c)	Audit
(d)	Finance
(e)	Nominations
(f)	Remuneration
(g)	Corporate Responsibility

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20	Summary Directors’ report

A full description of BG Group’s financial performance is set out in the BG Group Annual Report and Accounts 2006 or on the Group’s website.

DIRECTORS
The names of the current Directors and their biographical details are given on pages 18 and 19. Newly appointed Directors are required to retire at the first Annual General Meeting (AGM) following their appointment and to seek election by shareholders. Mr Varin will therefore be seeking election by shareholders at the 2007 AGM.

DISPOSALS, RE-MEASUREMENTS AND IMPAIRMENTS
‘Business Performance’ excludes disposals, certain re-measurements and impairments, as exclusion of these items provides a clear and consistent presentation of the underlying performance of the Group’s ongoing business.

Re-measurements included within revenue and other operating income amounted to a non-cash credit of £404 million, of which £366 million represents non-cash mark-to-market movements on certain long-term UK gas contracts that fall within the scope of IAS 39.

In 2006, the loss on disposal of non-current assets of £49 million included a pre- and post-tax profit of £35 million on disposal of two LNG vessels, a pre- and post-tax loss of £8 million on disposal of BG Group’s telecoms businesses in India and a pre- and post-tax profit of £1 million on disposal of the Group’s interest in Nile Valley Gas Company in Egypt. During 2006, management committed to a plan to dispose of BG Group’s interests in Mauritania and the Microgen business in the UK. These programmes resulted in pre-tax charges of £77 million. The disposal of BG Group’s interests in Mauritania was completed in early 2007.

SIGNIFICANT EVENTS SUBSEQUENT TO 31 DECEMBER 2006
In February 2007, the site of the planned Liquefied Natural Gas (LNG) regasification terminal at Brindisi, Italy was seized in connection with a criminal investigation by Italian authorities into allegations of improper conduct during the period October 1999 to March 2003 associated with the authorisation process. That investigation is ongoing. We do not tolerate corruption in any form. We therefore take these allegations very seriously and although no charges have been brought, we instigated an independent internal investigation. Further details of the criminal investigation and BG Group’s own internal investigation are contained in the Directors’ report in the Annual Report and Accounts.

BG Group has not abandoned the Brindisi project, is actively pursuing the release of the site and continues to target first LNG deliveries to the terminal during 2010. However, it is unclear at this stage how the investigation by the Italian authorities and other matters described in the Directors’ report may affect the project. Accordingly, in preparing the Group’s 2006 financial statements, an impairment provision of £104 million recognised within operating costs in the LNG segment has been established against the cumulative capitalised construction costs of the project.

Further explanations of disposals, re-measurements and impairments are given in note 6, page 91 of the Annual Report and Accounts.

EARNINGS PER SHARE AND RATIOS
Earnings for the financial year, excluding disposals, re-measurements and impairments, were £1 640 million (2005 £1 354 million). Earnings per share, excluding disposals, re-measurements and impairments, increased to 47.4 pence in 2006 (38.2 pence in 2005). Earnings and earnings per share including disposals, re-measurements and impairments were £1 779 million (£1 525 million in 2005) and 51.4 pence (43.1 pence in 2005) respectively.

BG Group’s post-tax return on average capital employed (ROACE) was 26.2% compared to 22.6% in 2005.

DIVIDEND AND RETURN OF CAPITAL TO SHAREHOLDERS
In considering the dividend level, the Board takes account of the outlook for earnings growth, cash flow generation and financial gearing. The Board is recommending to shareholders a final dividend of 4.20 pence per share for 2006, bringing the full year dividend to 7.20 pence per share. This represents an increase of 20% compared with 2005, reflecting the Group’s strong financial performance in 2006.

It is the intention of the Board to continue to increase the dividend in line with the underlying growth in earnings.

The final dividend will be paid on 25 May 2007 (4 June 2007 in respect of American Depositary Shares (ADSs)).

In February 2007, BG Group announced its intention to return a further £750 million to shareholders through a share repurchase programme, dependent on market and economic conditions.

PROGRESS AND OUTLOOK
The progress and further development of BG Group’s businesses is discussed on pages 10 to 13 of this review.

ANNUAL GENERAL MEETING
The Annual General Meeting (AGM) will be held at 2.00pm on Monday, 14 May 2007 at the International Convention Centre, Birmingham. The Notice of AGM, which includes an explanation of the proposed resolutions, is set out on pages 26 to 29 of this document.

INDEPENDENT AUDITORS’ REPORT
The independent Auditors’ report on the full financial statements for the year ended 31 December 2006 and on the auditable part of the Remuneration report is unqualified and does not contain a statement concerning accounting records or failure to obtain necessary information and explanations.

The Summary Financial Statements were approved by the Board and signed on its behalf on 3 April 2007 by

Ashley Almanza,
Chief Financial Officer

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SUMMARY REPORTS	21

Summary Remuneration report

This report provides a summary of BG Group’s remuneration policy. The full Remuneration report is set out on pages 59 to 69 of the Annual Report and Accounts.

Responsibility for reviewing Group remuneration strategy and policy, recommending any changes and approving individual remuneration packages for the Executive Directors rests with the Remuneration Committee, which consists exclusively of non-executive Directors(a). The Committee reviews the remuneration policy on a regular basis and recommends changes as and when appropriate. During the year, the Committee reviewed the Group’s approach to executive remuneration against the international oil and gas market in which the Group competes for talent. Following consultation with our major shareholders, changes were made to the maximum awards that can be granted under the Group’s incentive schemes. These changes, which are described in the summary below, were within pre-approved limits and were fully in accordance with the Group’s pay for performance policy. The Committee will continue to review the operation of the incentive schemes during 2007, and a specific review of the Group’s Long Term Incentive Scheme comparator group will be undertaken.

Baroness Hogg, Chairman,
Remuneration Committee
3 April 2007

SUMMARY REMUNERATION POLICY
BG Group needs to be able to employ and retain international employees of the highest calibre, to deliver the business strategy which is set out on pages 4 to 9.

The overriding objectives of the Group’s remuneration policy are:

•	to enable the recruitment and retention of this limited resource; and

•	to reinforce the Group’s strong performance ethic.

The central premise of the policy is that, while reward arrangements should be market competitive, employees should look to performance-related incentives rather than base salaries to achieve above average reward. Performance-related incentive schemes form a significant proportion of the total reward package for executives and are designed to align executives’ interests with those of shareholders and establish a clear link between pay and performance.

To implement our policy, we have a well-developed, Group-wide performance management system, and we operate three complementary performance-related incentive schemes for executives, namely the Annual Incentive Scheme (AIS), the Long Term Incentive Scheme (LTIS) and the Company Share Option Scheme (CSOS). Further details of the AIS, the LTIS and the CSOS are set out below.

In defining the Group’s remuneration policy, the Committee takes into account advice received from external consultants and also best practice guidelines set by institutional shareholder bodies, including the principles and guidelines on executive remuneration issued by the Association of British Insurers (ABI).

REVIEW OF REMUNERATION
During the year, the Committee reviewed the remuneration arrangements for Executive Directors on a total reward basis (i.e. including salaries, incentives and pensions) against the FTSE 30 (excluding financial services companies) and international oil and gas companies in the Group’s LTIS comparator group. As a result of this review, the Committee has increased the maximum annual incentive opportunity for the Chief Executive for 2007 to 150% of base salary and increased the incentive opportunity for other Executive Directors to 125% of salary. During the year, the Committee also reviewed all share-based schemes and approved changes to ensure compliance with the Employment Equality (Age) Regulations 2006.

BASE SALARIES
For the 2006 salary review, Executive Directors’ salaries were benchmarked against the FTSE 30 (excluding financial services companies) with changes taking effect from 1 April. This review took into account individual performance, experience and market competitiveness. Pensionable salary is derived from base salary only.

ANNUAL INCENTIVE SCHEME
The Company operates a cash-based AIS, which in 2006 provided an incentive opportunity in the range of 0% to 100% of base salary. At the start of the incentive year (1 January), based on the Company’s business priorities, the Committee sets the performance measures and the Board sets challenging stretch and budget financial performance targets. Incentives at the higher end of the range are payable only for demonstrably superior Company and individual performance.

For the Executive Directors, the performance measures for the 2006 incentive year were earnings per share (EPS)(b), return on average capital employed (ROACE)(c) and performance against a health, safety and environment (HSE) balanced scorecard(d). These measures will also apply for 2007.

When determining actual incentive payments, the Remuneration Committee considers these results in the context of the overall performance of the business and the individual.

Payments under the AIS are non-pensionable.

LONG TERM INCENTIVE SCHEME
A limited number of key employees are allocated Company shares under the LTIS. This allocation marks the beginning of a three year performance period. The Company’s total shareholder return (TSR)(e) performance against that of a comparator group over the three year period will determine what proportion of the allocated shares will be transferred into the ownership of the employee.

The LTIS comparator group for the 2006 allocation comprises 17 international oil and gas companies (including BG Group plc) of which nine are headquartered in the USA, two in the UK and six elsewhere in Europe.

The Committee has set the following performance conditions for allocations made under the LTIS. For 100% of the allocated shares to be transferred, the Company must achieve the ‘Number One’ TSR performance position within the comparator group. Seventy-five per cent of shares will be transferred if upper quartile TSR performance is achieved. A proportion of between 75% and 100% of the allocated shares will be transferred for between upper quartile and ‘Number One’ performance. Only 30% of the allocated shares will be transferred if median TSR performance is achieved. A proportion of

FOOTNOTES
(a)	Membership of the Remuneration Committee is shown on page 19.
(b)	EPS is calculated by dividing the earnings for the financial year (excluding disposals, re-measurements and impairments) by the weighted average number of ordinary shares in issue and ranking for dividend during the year. EPS is published quarterly when BG Group reports its results. Actual results are adjusted to exclude the volatility of upstream prices, the US$/UK£ exchange rate, the volatility of US natural gas prices on contracted LNG cargoes and the Comgas regulatory account.
(c)	Average capital employed consists of total shareholders’ funds plus commodity financial instruments (including associated deferred tax) and net funds/(borrowings), averaged between the start and end of year. Actual average capital employed is adjusted to exclude the volatility of upstream prices and the US$/UK£ exchange rate. ROACE represents profits after tax (excluding disposals, re-measurements and impairments) plus net finance costs payable on net funds/(borrowings) as a percentage of average capital employed. The adjustments in (b) and (c) are independently reviewed.
(d)	The HSE balanced scorecard measures performance against a range of leading and lagging indicators reflecting the Group’s commitment to HSE.
(e)	TSR is defined as the return on investment obtained from holding a company’s shares over a period. It includes dividends paid, the change in the capital value of the shares and other payments to, or by, shareholders within the period. TSR is calculated on a common currency basis to ensure that international comparisons are fair.

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22	Summary Remuneration report continued

between 30% and 75% of the allocated shares will be transferred for between median and upper quartile performance. Below the median, all shares will be forfeited.

The performance period for the 2003 allocation ended on 4 September 2006 and shares were transferred to eligible employees on 6 September 2006 in accordance with the performance condition. The aggregate market value of shares transferred to Executive Directors was £7 978 678.

COMPANY SHARE OPTION SCHEME
The Company grants an option over its shares to each eligible employee and the option price is set at the fair market value at the time of the grant. The CSOS measures performance according to the Company’s EPS growth relative to the growth in the Retail Price Index, excluding mortgage interest repayments (RPIX). The calculation of EPS growth for grants since July 2004 has been made using constant commodity prices and constant exchange rates. To the extent that the performance target has been met three years from the date of grant, the option may be exercised (in whole or in part) at any time up to the expiry of ten years from the date of grant.

For the grants made in 2003 to 2006, the Remuneration Committee set the following performance target. For all of the option to be exercisable, the Company must achieve EPS growth over three years of RPIX plus 30%. Half of the option will be exercisable if EPS growth over three years is RPIX plus 15%. A proportion of between half and all of the option will be exercisable if the Company achieves EPS growth over three years of RPIX plus between 15% and 30%. Below this, the option cannot be exercised. Fixed point retesting is allowed in years four and five for the grants made in 2003.

Ashley Almanza exercised CSOS options during the year. The aggregate gain was £1 094 276.

ALL-EMPLOYEE SHARE SCHEMES
In order to encourage share ownership, the Company currently provides two all-employee share schemes for its UK employees, the Share Incentive Plan (SIP) and the Sharesave Scheme.

PENSION
The Executive Directors are members of the BG Pension Scheme and the BG Supplementary Benefits Scheme. Benefits accrue at a rate designed to target a pension equivalent to two-thirds of their final 12 months’ salary on retirement from BG Group at age 60, inclusive of pension rights earned either in previous employments or previous pension arrangements.

SERVICE CONTRACTS
The Executive Directors’ service contracts, including arrangements for early termination, are carefully considered by the Committee and are designed to recruit, retain and motivate Directors of the quality required to manage the Company. The Committee considers that a notice period of one year is appropriate.

The Executive Directors’ service contracts contain change of control provisions. Should the Directors’ employment be terminated within 12 months of a change of control, they are entitled to liquidated damages amounting to one years’ gross salary and a credit of one year’s pensionable service (less any deductions the employer is required to make), which the Committee considers to be a genuine pre-estimate of loss. Other than change of control, the Executive Directors’service contracts do not contain provisions for compensation in the event of early termination.

CHAIRMAN AND NON-EXECUTIVE DIRECTORS
Non-executive Directors are paid a basic annual fee of £65 000. Additional fees are also payable, for example, for membership of, or chairing, a committee of the Board or acting as the Senior Independent Director. Fees are reviewed every two years, taking into account time commitment, competition for high quality non-executive directors and market movements.

Non-executive Directors are not eligible to participate in any of the Company’s share schemes, incentive schemes or pension schemes.

Sir Robert Wilson was appointed as Chairman with effect from 1 January 2004 and re-appointed with effect from 1 January 2007. In line with the non-executive Directors, Sir Robert’s re-appointment is for a three year term and there is no notice period and no provision for payment in the event of early termination. The fee paid to Sir Robert Wilson was reviewed during the year and revised to £625 000 per annum. It is next subject to review in January 2009.

The graph to the left shows BG Group’s TSR performance for the five year period ended 31 December 2006 (calculated in accordance with the Directors’ Remuneration Report Regulations 2002) against the performance of the FTSE 100. The FTSE 100 was chosen because this is a recognised broad equity market index of which the Company is a member.

HISTORICAL TSR PERFORMANCE

Growth in the value of a hypothetical £100 holding of BG Group plc shares over the five year period ended 31 December 2006, based on spot values.

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SUMMARY REPORTS	23

Summary Directors’ emoluments, pension benefits and shareholdings

	Total		Total				Beneficial		Beneficial
	emoluments		emoluments		Accrued	Accrued	interests in		interests in
	excluding		excluding		annual	annual	ordinary		ordinary
	pension	(a)	pension	(a)	pension	pension	shares	(b)	shares	(b)
	2006		2005		2006	2005	2006		2005
	£				££000 pa	£000 pa	No of shares		No of shares

Chairman

Sir Robert Wilson	552 945		526 794		–	–	80 000		70 000

Executive Directors(c)

Ashley Almanza	1 087 392		966 291		126	99	176 591		156 172

Frank Chapman	1 805 754		1 596 519		438	373	435 815		569 488

William Friedrich	1 418 767		1 283 520		385	328	619 593		607 340

Non-executive Directors(d)	526 786		392 558		–	–	161 189		145 189

Former Directors

Sir Richard Giordano(e)	49 628		49 737		–	–	n/a		n/a

(a)	Total emoluments include taxable benefits, where appropriate.
(b)	Interests include shares acquired pursuant to the SIP but exclude interests in shares under the LTIS, CSOS and Sharesave Scheme.
(c)	Total emoluments of Executive Directors include payments under the AIS in respect of 2005 and 2006.
(d)	Each non-executive Director was paid a fee of £55 000 per annum until 30 June 2005. From 1 July 2005, this fee was increased to £57 500 per annum. From 1 July 2006, this fee was increased to £65 000 per annum. A fee of £5 000 per annum was also paid for membership of the Audit, Corporate Responsibility and Remuneration committees, other than for the chairmen of those committees. The chairmen of the Audit and Remuneration committees received fees of £15 000 and £10 000 per annum respectively until 30 June 2006. From 1 July 2006, these fees increased to £20 000 per annum for chairing the Audit Committee and £15 000 per annum for chairing the Remuneration Committee. A fee of £10 000 per annum for chairing the Corporate Responsibility Committee was introduced with effect from 15 March 2005, which increased to £15 000 per annum from 1 July 2006. From 4 May 2005, Paul Collins received a fee of £20 000 per annum as the Senior Independent Director.
(e)	Sir Richard Giordano retired as Chairman and Director on 31 December 2003. The Company paid fees incurred by his tax advisers in respect of the two year period following his retirement, as provided in his contract of employment. Sir Richard continues to be entitled to private medical insurance and long-term care insurance. The long-term care insurance is being paid by ten instalments.

Independent Auditors’ statement to the members of BG Group plc

We have examined the Summary Financial Statements which comprises the Summary consolidated income statement, Summary consolidated balance sheet and the Summary Remuneration report.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors are responsible for preparing this summarised Annual Review in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statements within this summarised Annual Review with the Annual Report and Accounts, the Directors’ report and the Remuneration report of BG Group plc for the year ended 31 December 2006 and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the summarised Annual Review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statements.

This statement, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the Summary Financial Statement’ issued by the Auditing Practices Board. Our report on the Annual Report and Accounts describes the basis of our audit opinion on those financial statements and the Remuneration report.

OPINION
In our opinion the Summary Financial Statements are consistent with the Annual Report and Accounts, the Directors’ report and the Remuneration report of BG Group plc for the year ended 31 December 2006 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH	4 April 2007

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24	Summary consolidated income statements

for the year ended 31 December		2006			2005
					Restated (a)

		Disposals,			Disposals,
	Business	re-measurements		Business	re-measurements
	Performance (b)	and impairments (b)	Total	Performance (b)	and impairments (b)	Total
	£m	£m	£m	£m	£m	£m

Group revenue	7 136	–	7 136	5 612	–	5 612

Other operating income	134	404	538	52	(240)	(188)

Group revenue and other operating income	7 270	404	7 674	5 664	(240)	5 424

Operating costs	(4 400)	(104)	(4 504)	(3 517)	–	(3 517)

Profit/(loss) on disposal of non-current assets	–	(49)	(49)	–	446	446

Operating profit before share of results from joint ventures and associates	2 870	251	3 121	2 147	206	2 353

Finance income	104	23	127	75	30	105

Finance costs	(80)	(22)	(102)	(97)	(15)	(112)

Share of post-tax results from joint ventures and associates	139	–	139	158	–	158

Profit before tax	3 033	252	3 285	2 283	221	2 504

Taxation	(1 348)	(113)	(1 461)	(898)	(41)	(939)

Profit for the year	1 685	139	1 824	1 385	180	1 565

Profit attributable to:

Minority interests	45	–	45	31	9	40
Shareholders (earnings)	1 640	139	1 779	1 354	171	1 525

	1 685	139	1 824	1 385	180	1 565

Earnings per ordinary share:(c)

Basic	47.4p	4.0p	51.4p	38.2p	4.9p	43.1p
Diluted	47.0p	4.0p	51.0p	38.1p	4.8p	42.9p

Total operating profit including share of pre-tax operating results from joint ventures and associates	3 103	251	3 354	2 389	206	2 595

Dividends per ordinary share:

Interim			3.00p			1.91p

Final			4.20p			4.09p

			7.20p			6.00p

Capital expenditure including investment (£m)			1 847			1 595

Average number of employees			4 665			5 363

(a)	2005 comparatives have been restated on the application at IFRIC 4 and amendments to IAS 39. Further details on the restatement are given in note 1, page 79 of the BG Group Annual Report and Accounts 2006.
(b)	Business Performance represents the underlying performance of BG Group, excluding the impact of disposals, certain re-measurements and impairments (for further information, see page 20).
(c)	Basic – profit attributable to shareholders divided by the weighted average number of ordinary shares in issue during the year.
Diluted – as per basic but assuming the issue of new ordinary shares on exercise of share options.

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FINANCIAL STATEMENTS	25

Business segmental analysis

for the year ended 31 December	Business Performance (b)		Disposals, re-measurements and impairments (b)		Total

	2006	2005	2006	2005	2006	2005
		Restated (a)		Restated (a)		Restated (a)
	£m	£m	£m	£m	£m	£m

Operating profit/(loss) before share of results from joint ventures and associates

Exploration and Production	2 457	1 942	337	178	2 794	2 120

Liquefied Natural Gas	248	70	(69)	(1)	179	69

Transmission and Distribution	190	169	1	61	191	230

Power Generation	18	24	–	–	18	24

Other activities	(43)	(58)	(18)	(32)	(61)	(90)

	2 870	2 147	251	206	3 121	2 353

Pre-tax share of operating results of joint ventures and associates

Liquefied Natural Gas	104	111	–	–	104	111

Transmission and Distribution	41	42	–	–	41	42

Power Generation	88	89	–	–	88	89

	233	242	–	–	233	242

Total operating profit

Exploration and Production	2 457	1 942	337	178	2 794	2 120

Liquefied Natural Gas	352	181	(69)	(1)	283	180

Transmission and Distribution	231	211	1	61	232	272

Power Generation	106	113	–	–	106	113

Other activities	(43)	(58)	(18)	(32)	(61)	(90)

	3 103	2 389	251	206	3 354	2 595

Summary consolidated balance sheets

as at 31 December	2006	2005
Restated (a)
	£m	£m

Non-current assets	8 464	8 210

Current assets	4 139	3 385

Assets classified as held for sale	85	10

Total assets	12 688	11 605

Current liabilities	(2 819)	(2 509)

Non-current liabilities	(3 370)	(2 826)

Liabilities associated with assets classified as held for sale	(34)	(3)

Total Liabilities	(6 223)	(5 338)

	6 465	6 267

Total shareholders’ equity	6 363	6 169

Minority interest in equity	102	98

Total equity	6 465	6 267

(a)	2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. Further details on the restatement are given in note 1, page 79 of the BG Group Annual Report and Accounts 2006.
(b)	Business Performance represents the underlying performance of BG Group, excluding disposals, certain re-measurements and impairments (for further information, see page 20).

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26	Notice of eighth Annual General Meeting of BG Group plc

The eighth Annual General Meeting (AGM) of BG Group plc (the ‘Company’) will be held in Hall 1 of the International Convention Centre, Birmingham B1 2EA on Monday, 14 May 2007 at 2.00pm for the transaction of the business set out below.

This Notice contains the resolutions to be voted on at the Company’s AGM. Resolutions 1 to 13 below are ordinary resolutions that will be passed if more than 50% of the votes cast are in favour of the resolutions. Resolutions 14 to 16 are special resolutions that will be passed if not less than 75% of the votes cast are in favour of the resolutions.

A poll will be called on each of the resolutions set out below.

Further details are set out in the explanatory notes.

ORDINARY RESOLUTIONS

Resolution 1
To receive the accounts and reports of the Directors and the Auditors for the year ended 31 December 2006.

Resolution 2
To approve the Remuneration report as set out on pages 59 to 69 of the BG Group Annual Report and Accounts for the year ended 31 December 2006.

Resolution 3
To declare a final dividend in respect of the year ended 31 December 2006 of 4.20 pence per ordinary share payable on 25 May 2007 to holders of ordinary shares on the register of shareholders of the Company at the close of business on 13 April 2007.

Resolution 4
To elect Philippe Varin as a Director of the Company.

Resolution 5
To re-elect William Friedrich as a Director of the Company.

Resolution 6
To re-elect Peter Backhouse as a Director of the Company.

Resolution 7
To re-elect Sir John Coles as a Director of the Company.

Resolution 8
To re-elect Paul Collins as a Director of the Company.

Resolution 9
To re-elect Lord Sharman as a Director of the Company.

Resolution 10
To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 11
To authorise the Audit Committee to determine the remuneration of the Auditors.

Resolution 12
That in accordance with Part XA of the Companies Act 1985 as amended (the ‘Act’), the Company and its wholly owned subsidiary BG International Limited each be and is hereby authorised:

a)	to make donations to EU political organisations not exceeding £25 000 in total; and

b)	to incur EU political expenditure not exceeding £25 000 in total;

during the period commencing on the date of this resolution and ending on the date of the AGM of the Company in 2008.

For the purpose of this resolution, ‘donations’, ‘EU political organisations’ and ‘EU political expenditure’ have the meanings given to them in Section 347A of the Act.

Resolution 13
That the authority conferred on the Directors by Article 12.2 of the Company’s Articles of Association be renewed and for this purpose:

a)	the Section 80 amount be £119 379 862; and

b)	the prescribed period be the period ending on the date of the AGM of the Company in 2008.

SPECIAL RESOLUTIONS

Resolution 14
That the Directors be empowered to allot equity securities (as defined in Section 94 of the Companies Act 1985 as amended (the ‘Act’)), entirely paid for in cash:

a)	of an unlimited amount in connection with a rights issue (as defined in the Company’s Articles of Association); and

b)	otherwise than in connection with a rights issue, of an amount up to £17 004 965, free of the restrictions in Section 89(1) of the Act provided that:

	(i)	this power shall expire on the date of the AGM of the Company in 2008 and is in substitution for all previous such powers, which shall cease to have effect from the date of this Resolution, without affecting the validity of any allotment of securities already made under them; and

	(ii)	during that period, the Directors can make offers and enter into agreements that would, or might, require equity securities to be allotted after that period.

In working out the maximum amount of equity securities for the purposes of paragraph (b) above, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares that would be allotted if the subscription or conversion takes place.

For the purposes of this Resolution:

a)	references (except in paragraph (b) below) to an allotment of equity securities shall include a sale of Treasury shares; and

b)	the power granted by this Resolution, insofar as it relates to the allotment of equity securities rather than the sale of Treasury shares, is granted pursuant to the authority under Section 80 of the Act conferred by Resolution 13.

Resolution 15
That the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each of the Company (‘ordinary shares’) provided that:

a)	the maximum number of ordinary shares hereby authorised to be acquired is 340 009 309;

b)	the minimum price that may be paid for any such ordinary share is 10 pence, the nominal value of that share;

c)	the maximum price that may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and

d)	the authority hereby conferred shall expire on the date of the AGM of the Company in 2008; but a contract for purchase may be made before such expiry, that will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuance of any such contract.

1	This document is important. If you are in any doubt about its content, you should consult an appropriate independent adviser.

If you have sold or transferred all of your shares in BG Group plc, please send this document and all accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected so that they can be passed on to the person who now owns the shares.

2	The following documents, which are available for inspection during normal business hours at the registered office of the Company and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London, EC2A 2HS on any weekday (Saturdays, Sundays and public holidays excluded), will also be available for inspection at the place of the AGM from 1.00pm on the day of the Meeting until its conclusion:

	(i)	copies of all Directors’ service contracts and letters of appointment;

	(ii)	the register of interests of the Directors in the share capital of the Company; and

	(iii)	the Memorandum and Articles of Association of the Company and the Articles of Association amended to reflect the changes proposed by Resolution 16.

3	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those holders of ordinary shares registered in the register of members of the Company as at 6.00pm on 12 May 2007 shall be entitled to attend or vote at the AGM in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the register of members after 6.00pm on 12 May 2007 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

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NOTICE OF AGM	27

Resolution 16
That the Articles of Association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2007 AGM.

Registered Office:	By order of the Board
100 Thames Valley Park Drive	Ben Mathews
Reading	Company Secretary
Berkshire RG6 1PT

Registered in England & Wales No. 3690065	3 April 2007

A shareholder entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a shareholder of the Company. Further details on how to appoint a proxy are given on page 28.

EXPLANATORY NOTES
In line with the recommendations by Paul Myners and the Shareholder Voting Working Group issued in January 2004 (the ‘Myners Report’), which the Company has met in full since 2004, voting at the Meeting will be by poll rather than by show of hands. The Chairman will invite each shareholder and proxy present at the meeting to complete a poll card indicating how they wish to cast their votes in respect of each resolution. In addition, the Chairman will cast the votes for which he has been appointed as proxy. Poll cards will be collected at the end of the meeting and the preliminary results declared. Once the results have been verified by the Company’s Registrar, they will be notified to the UK Listing Authority and published on the Company’s website.

Annual Report and Accounts (Resolution 1)
The Directors are required to lay before the Meeting the accounts of the Company for the financial year ended 31 December 2006, the Directors’ report, the Remuneration report and the Auditors’ report on the accounts and the auditable part of the Remuneration report.

Remuneration report (Resolution 2)
UK listed companies must put an ordinary resolution to shareholders at the AGM seeking approval of the Remuneration report. The vote is advisory in nature, in that payments made or promised to Directors will not have to be repaid in the event that the resolution is not passed.

Declaration of a dividend (Resolution 3)
A final dividend for the year ended 31 December 2006 of 4.20 pence per ordinary share is recommended by the Directors. A final dividend can be paid only after it has been declared by the shareholders at a general meeting. It is proposed that shareholders declare this dividend by passing Resolution 3. If so declared, the final dividend will be paid on 25 May 2007 to ordinary shareholders who were on the register of the Company at the close of business on 13 April 2007. ADS holders will be entitled to receive the US Dollar equivalent of £0.21 per ADS on 4 June 2007.

An interim dividend for the year ended 31 December 2006 of 3.0 pence per ordinary share was paid on 15 September 2006.

Election of Directors (Resolution 4)
The Company’s Articles of Association require any Director newly appointed by the Board to retire at the first AGM following their appointment.

Philippe Varin was appointed to the Board as a non-executive Director on 2 May 2006. He is a member of the Audit Committee and the Remuneration Committee. Biographical details of Philippe Varin are given on page 19. In reviewing the recommendation of the Nominations Committee concerning this election, the Board has concluded that Philippe Varin is independent in character and judgment, makes an effective and valuable contribution to the Board and demonstrates commitment to the role. The Board unanimously recommends his election.

Re-election of Directors (Resolutions 5 to 9)
Directors are normally subject to re-election by shareholders every three years. Sir John Coles was first elected to the Board of BG plc at its AGM in April 1998 and therefore will have served on the Board for more than nine years at the date of the 2007 AGM. In accordance with provision A.7.2 of the Combined Code, he is subject to re-election on an annual basis. He was last re-elected at the 2006 AGM.

Biographical details of the Directors proposed to be re-elected, namely William Friedrich, Peter Backhouse, Sir John Coles, Paul Collins and Lord Sharman are shown on page 19. In reviewing the recommendation of the Nominations Committee concerning these re-elections, the Board has concluded that Peter Backhouse, Sir John Coles, Paul Collins and Lord Sharman are independent in character and judgment. In addition and, following its annual evaluation exercise conducted during the year, the Board considers that each of the Directors proposed for re-election continues to make an effective and valuable contribution and demonstrates commitment to the role. Accordingly, the Board unanimously recommends their re-election.

Re-appointment and remuneration of Auditors
(Resolutions 10 and 11)
The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Following the recommendation of the Audit Committee, the Directors propose that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Company. Resolution 11 proposes that the Audit Committee be authorised to determine the level of the Auditors’ remuneration.

Political donations (Resolution 12)
In accordance with its Business Principles, it is the Company’s policy not to make contributions to political parties. There is no intention to change it. Section 347A of the Companies Act 1985 (the ‘Act’) includes very broad definitions of ‘donations’ to ‘EU political organisations’ and of ‘EU political expenditure’ that may have the effect of covering a number of normal business activities that would not be thought to be political donations in the usual sense. To avoid any possibility of inadvertently contravening the Act, the Directors consider that it would be prudent to follow the procedure specified in the Act to obtain shareholder approval for the Company and BG International Limited each to make donations to EU political organisations of up to £25 000 and to incur EU political expenditure of up to £25 000 in the forthcoming year. BG International Limited is a wholly owned subsidiary of the Company and is the largest employer in the Group. This authority will not be used to make any political donations as that expression would have been understood before Part XA of the Act became law.

Authority to allot shares (Resolution 13)
The Directors are currently authorised to allot relevant securities. However, this authority terminates on the date of the 2007 AGM. This resolution proposes that such authority be renewed and that the Directors be authorised to allot up to 1 193 789 628 ordinary shares for the period ending on the date of the Company’s AGM in 2008. The authority represents 33 1/3% (excluding Treasury shares) of the share capital of the Company in issue at 26 March 2007 together with shares outstanding under BG Group’s option schemes. This amount complies with guidelines issued by investor bodies. The Directors have no present intention of issuing any relevant securities other than pursuant to employee share schemes.

Disapplication of pre-emption rights (Resolution 14)
The Directors are currently authorised to allot unissued shares for cash without first offering them to existing shareholders in proportion to their holdings (a preemptive offer). However, this authority terminates on the date of the 2007 AGM. This resolution proposes that such authority be renewed and that the Directors be authorised to allot up to 170 049 654 ordinary shares for cash without a preemptive offer being made for the period ending on the date of the Company’s AGM in 2008. This authority will also cover the sale of Treasury shares for cash. The authority represents approximately 5% of the share capital in issue at 16 March 2007. BG Group does not intend to issue more than 7.5% of the issued share capital of the Company in any rolling three-year period. These amounts comply with guidelines issued by investors bodies.

Authority to make market purchases of own ordinary shares
(Resolution 15)
In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 15 seeks authority from shareholders to do so. The resolution specifies the maximum number of shares that may be acquired (10% of the Company’s issued ordinary share capital) and the maximum and minimum prices at which they may be bought.

Any shares purchased in this way will, unless the Directors determine that they are to be held as Treasury shares, be cancelled and the number of shares in issue will be reduced accordingly. Shares held in Treasury will not automatically be cancelled and will not be taken into account in future calculations of earnings per share (unless they are subsequently resold or transferred out of Treasury).

During September 2006, the Company completed the share repurchase programme announced in November 2005, repurchasing 149 million shares at an average price of £6.71 per share, and returning approximately £1 billion to shareholders. On 8 February 2007, the Company announced its intention to make market purchases of up to £750 million of shares and to hold these in Treasury. During the period 8 February 2007 to 26 March 2007, the Company purchased 13 280 000 shares representing 0.39% of the total share capital of the Company at a cost of £93 million (including dealing costs).

These shares are held in Treasury in accordance with Section 162(A) of the Companies Act 1985 and used to satisfy awards under the Long Term Incentive Scheme and Share Incentive Plan pursuant to Section 162(D) of that Act. No dividends are paid on and no voting rights attach to Treasury shares. Any Treasury shares sold by the Company will count towards the number of shares that, if Resolution 14 is passed, may be issued without offering them first to existing shareholders.

As the existing shareholder approval to purchase shares expires at the 2007 AGM, purchases after that date are subject to renewed shareholder approval at the AGM. The Directors will use the authority to purchase shares only after careful consideration, taking into account market conditions, other investment opportunities, appropriate gearing levels and the overall financial position of the Company. The Directors will only purchase such shares after taking into account the effects on earnings per share and the benefit for shareholders.

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28	Notice of eighth Annual General Meeting of BG Group plc continued

The total number of options to subscribe for ordinary shares outstanding at 26 March 2007 is 60.0 million. This represents 1.77% of the issued share capital at that date (excluding Treasury shares). If the Company bought back the maximum number of shares permitted pursuant to the existing authority as well as the authority being sought by the passing of this resolution and cancelled them, then the total number of options to subscribe for ordinary shares outstanding at that date would represent 2.1% of the issued share capital (excluding Treasury shares) as reduced following those repurchases. At 26 March 2007, there are no warrants to subscribe for ordinary shares outstanding.

Adoption of new Articles of Association (Resolution 16)
The proposed new Articles of Association reflect those provisions of the Companies 2006 Act (the ‘2006 Act’) which have now been brought into force. In addition to the modifications following from the 2006 Act, it is also proposed that some amendments to the Articles of Association be adopted to reflect previous changes in legislation or to ensure consistency with the 2006 Act.

Set out below is a summary of the main differences between the current and the proposed new Articles of Association. This summary has been prepared in order to assist shareholders in understanding the rationale for and substance of the proposed amendments. Although the new Articles of Association are in many respects largely unchanged from the current Articles of Association, the Directors recommend that shareholders pass a resolution to adopt new Articles of Association rather than to pass resolutions detailing each individual amendment in accordance with the Guidance on Electronic Communications with Shareholders 2007 issued by the Institute of Chartered Secretaries and Adminstrators.

1. Definitions (Article 2)
Article 2.1 is amended to insert definitions of ‘the 1985 Act’, ‘the 2006 Act’ and ‘the Acts’ to cater for the fact that the 2006 Act is being brought into force, and the Companies 1985 Act (the ‘1985 Act’) is being repealed in stages between January 2007 and October 2008. Consequential amendments are made across the Articles of Association to reflect the inclusion of these new definitions.

The definitions of ‘electronic communication’ and ‘electronic mail’ are deleted as they relate to provisions in the 1985 Act which were repealed in January 2007. Instead, the definitions of ‘electronic form’ and ‘electronic means’ are inserted to reflect the new terms under the 2006 Act.

Article 2.19 in the proposed new Articles of Association clarifies that for the purposes of the Articles of Association information which is sent electronically or placed on a website by the Company is ‘in writing’. This clarification has led to certain consequential amendments to the Articles of Association. The meaning of hard copy is also set out for ease of reference.

2. Notice of general meetings (New Articles 53.5, 53.6 and 53.7)
The 2006 Act provides that when a company gives an electronic address in a notice of meeting or proxy, shareholders can automatically use that address for communications relating to that meeting or proxy. To reflect this, Article 53.5 in the proposed new Articles of Association has been added to permit this, subject to any conditions or limitations as are contained in the notice itself.

The addition of Article 53.6 and the amendment to 53.7 in the proposed new Articles of Association deal with situations where, because of a postal strike or similar situation beyond the control of the Company, the Company is unable to send out hard copies of the notice of meeting or the hard copy notification that the notice of meeting has been placed on its website. This is to ensure that such failure to give notice does not invalidate the proceedings of the meeting. Similar wording has been added to proposed new Articles 54, 60.3, 138.1, and 147.7.

3. Requisition by Shareholders (New Article 53.8)
This Article has been amended to make clear that relevant requisitions by shareholders are to be made in hard copy.

4. Disclosure of interests in shares (Article 71)
The provisions relating to the disclosure of interests in shares contained in the 1985 Act, including Section 212 on company investigation powers, were repealed in January 2007. Section 793 and related sections in Part 22 of the 2006 Act, which contain the corresponding company investigation powers previously contained in Section 212, were brought into force simultaneously. Article 71 is amended to reflect the replacement of Section 212 of the 1985 Act with Section 793 of the 2006 Act.

The definition of ‘approved transfer’ in Article 71.9 is amended to refer to the definition of ‘takeover bid’ set out in Part 28 of the 2006 Act to replace the definition in the 1985 Act. This is because the definition in the 1985 Act is being repealed and replaced by that in the 2006 Act in April 2007.

5. Electronic proxies (Articles 74.1 and 75.1)
As noted above, the 2006 Act provides that when a company has given an electronic address in a notice of meeting or proxy, the company is treated as having accepted that communications in relation to that meeting or proxy can be sent to that address. Article 74.1 is amended to enable the Company to receive appointments of proxies in electronic form, subject to any conditions or limitations which are specified in the notice of meeting.

Article 75.1 has been amended to cater for the acceptance of electronic proxies. The old Article 75.2 has been deleted accordingly.

6. Directors’ retirement age limit (Article 87)
The provisions relating to the 70 year age limit for directors in the 1985 Act are to be repealed in April 2007. Accordingly, Article 87 which deals with this is no longer necessary and is therefore being deleted.

7. Accounts (New Articles 135.1 and 135.4)
The proposed new Article 135.1 has been amended to take account of the fact that the Company now reports under IFRS.

The proposed new Article 135.4 has been amended to allow for copies of the accounts to be made available on the Company’s website.

8. Breadth of information (New Articles 138 to 141)
The proposed new Articles of Association use the broad phrase ‘offer, notice, information or other document’ to make clear that the company can send anything to shareholders by the various methods set out in proposed new Article 138.

9. Sending of notices, documents and information
(New Articles 138.1, 138.2, 138.5 and 139)
The proposed new Article 138.1 updates the references to electronic mail to electronic form while clarifying that the method of delivery adopted by the Company on any one occasion shall not affect how it chooses to deliver information in future. It has also been amended to provide that documents may be made available on a website, provided the requirements in proposed new Article 138.2 are satisfied.

As provided under the 2006 Act, the proposed new Article 138.2 allows the Company to ask each individual shareholder for his or her consent to receive communications from the Company via a website. This request for consent is being sent out to shareholders as part of the mailing containing this notice (see the enclosed Shareholder Consultation Card). If the shareholder does not respond to the request for consent within 28 days, the Company is entitled to take that as consent by the shareholder to receive communications in this way. When the Company makes a document available on its website, it must notify each shareholder who has consented (or is deemed to have consented) to receive documents via the website that the document is available on the website either by post or by email (if the shareholder has already agreed to receive documents electronically). A shareholder who has received a document electronically can request a hard copy of any document at any time. Shareholders can also revoke their consent to receive electronic communications at any time.

The proposed new Article 138.5 allows the Company to send hard copies of any notices, documents or information to any shareholder if it decides to do so. The reason for this is to allow the Company to send hard copies if it needs to restrict the circulation of information in certain circumstances, such as for US securities law reasons.

The proposed new Article 139 deals with the case of joint holders of shares and has been amended to provide that the agreement of the first-named holder on the register of members to accept notices, documents or information electronically or via a website will be binding on the other joint holders.

10. Provisions about notices and deemed delivery
(Articles 141.3; 141.4; 142; 144; 145)
New Article 141.3 clarifies when information made available by electronic means is to be treated as delivered.

New Article 141.4 has been added to clarify when information made available on a website is to be treated as delivered.

The proposed new Article 142 has been amended to clarify that address includes postal addresses only and not electronic addresses.

The proposed new Article 144, which deals with communications from the Company which are rejected, has been extended to cover communications in electronic form. The right for a shareholder to supply a new electronic address is without prejudice to Article 140, relating to shareholders with foreign addresses.

Proposed new Article 145 is inserted to deal with the validation of documents supplied in electronic form by shareholders where those documents are required to be signed.

Recommendation
Your Directors unanimously recommend that you vote in favour of all the above resolutions as they intend to do so themselves in respect of their own beneficial holdings.

Appointing a proxy
A proxy form is enclosed with this Notice and instructions for its use are shown on the form. Proxies must be submitted by 2.00pm on 12 May 2007 to Lloyds TSB

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NOTICE OF AGM	29

Registrars, The Causeway, Worthing, West Sussex BN99 6UT. Details of how to submit your proxy electronically are given below.

Electronic proxy voting
Shareholders may register the appointment of a proxy for the AGM electronically at www.sharevote.co.uk, a website operated by the Company’s Registrar, Lloyds TSB Registrars. Shareholders are advised to read the terms and conditions, shown on the website, relating to the use of this facility before appointing a proxy. Any electronic communication sent by a shareholder that is found to contain a computer virus will not be accepted. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged in any way.

Electronic proxy appointment through CREST
CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 14 May 2007 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by 2.00pm on 12 May 2007. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

Summary of AGM business
A summary of the business carried out at the Meeting will be published on the Group’s website, www.bg-group.com

Shareholder information

DIRECTIONS TO THE AGM
The map overleaf shows the location of the ICC, the venue for the AGM.

HOW TO FIND OUT MORE ABOUT BG GROUP
If you would like to learn more about our operations and business policies, the following publications are available on our website www.bg-group.com or on request from the registered office address:

•	2006 Annual Report and Accounts

•	2006 Corporate Responsibility Report

•	Statement of Business Principles

ELECTRONIC COMMUNICATIONS
Shareview, an electronic shareholder communications service from Lloyds TSB Registrars, gives you access to more information about your shareholding including balance movements, indicative share prices and information on recent dividend payments. It also allows you to change your registered address details, set up a dividend mandate or change your existing mandated details. To register for this free service, visit www.shareview.co.uk and follow the simple instructions. You will need your shareholder reference number, which can be found on your dividend tax voucher. Through Shareview you can also register to receive Company communications electronically.

VOTING ELECTRONICALLY
All shareholders can submit proxies for the AGM electronically at www.sharevote.co.uk

Alternatively, shareholders who have already registered with Shareview can appoint a proxy by logging on to Shareview and then clicking on ‘Company meetings’.

CONSOLIDATED TAX VOUCHERS
Shareholders who have elected to have their dividends paid directly into their bank account receive just one tax voucher each year covering both the interim and final dividend payments. The consolidated tax voucher enclosed with this Annual Review covers all dividends paid during the 2006/2007 tax year. If you have more than one shareholder account in the same name(s) you will receive a separate letter in respect of the shareholdings in addition to the one shown on the consolidated tax voucher enclosed with this Annual Review. Shareholders wishing to receive a tax voucher in respect of each dividend payment should contact Lloyds TSB Registrars.

OVERSEAS DIVIDEND PAYMENTS
A service has been established to provide shareholders in over 30 countries with the opportunity to receive BG Group dividends in their local currency. For a small flat rate fee, shareholders can have their dividends automatically converted from pounds Sterling and paid into their bank account, normally within five working days of the dividend payment date.

For further details, please contact Lloyds TSB Registrars at the address below or call +44 (0)121 415 7029.

BG GROUP CORPORATE INDIVIDUAL SAVINGS ACCOUNTS (ISAS)
For further details, please contact Rensburg Sheppards Investment Management Ltd, The Plaza, 100 Old Hall Street, Liverpool, L3 9AB. Telephone 0151 237 2160.

LOW COST SHARE DEALING SERVICES
Information on a range of low cost share dealing services is available from Lloyds TSB Registrars on 0870 600 3951 or at www.bg-group.com/dealing

GIFTING YOUR SHARES
To transfer your shares to another member of your family as a gift, please ask the Registrar for a gift transfer form. The completed transfer form with the relevant share certificate(s) should be returned to the Registrar to record the change in ownership. If you have a small number of shares and would like to donate them to charity, please ask the Registrar for a ShareGift (charity donation scheme) transfer form. Information is also available on the ShareGift website at www.sharegift.org

ENQUIRIES ABOUT THE GROUP
Enquiries relating to the Group’s results, business and financial position should be made in writing to the Head of Investor Relations, at the registered office address or by email to invrel@bg-group.com

ENQUIRIES ABOUT SHAREHOLDER MATTERS
Please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3951 or email bg@lloydstsb-registrars.co.uk

FINANCIAL CALENDAR
Ex-dividend for 2006 final dividend	11 April 2007
Record date for 2006 final dividend	13 April 2007
Annual General Meeting	14 May 2007
Payment of final dividend
Shareholders	25 May 2007
ADR	4 June 2007
Financial year end	31 December 2007

ALTERNATIVE FORMATS
To receive shareholder communications
in large print, Braille or audio, please
contact Lloyds TSB Registrars on
0870 600 3951.

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DIRECTIONS TO THE AGM
 The map shows the location of the International Convention Centre (ICC). Free shuttle buses will run between Birmingham New Street Station and the ICC from 12.45pm until one hour after the end of the meeting. For easy interchange between stations in Birmingham city centre, the free ‘Birmingham Stationlink’ bus is run by Centro.

Car parking is available near the ICC as shown on the map.

Parking spaces for the disabled are available on request from the ICC. Please call 0121 644 6006 if you wish to reserve a space.

Pedestrian area

BG Group plc
100 Thames Valley Park Drive
Reading, Berkshire RG6 1PT
www.bg-group.com

Registered in England & Wales No. 3690065
Designed and produced by Black Sun Plc

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This Annual Review is printed on think4 bright. This paper is produced from 100% ECF (Elemental Chlorine Free) pulp that is fully recyclable. It has FSC (Forest Stewardship Council) certification and has been manufactured within a mill which is registered under the British and international quality standard of BS EN ISO 9001-2000 and the environmental standard of BS EN ISO 14001-1996.

Important Notes

This Annual Review is only a summary of information in the Company’s accounts, Directors’report and Remuneration report. It does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group or of its policies and arrangements concerning Directors’remuneration as would be provided by the full BG Group Annual Report and Accounts 2006. Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts for 2006 from our website www.bg-group.com – alternatively, it is available free of charge from the Head of Investor Relations at the registered office address on this page. If you wish to receive the full Annual Report and Accounts in future years please write to Lloyds TSB Registrars at their address, shown on page 29.

CAUTIONARY NOTE TO SHAREHOLDERS IN RELATION TO CERTAIN FORWARD-LOOKING STATEMENTS
This Annual Review includes ‘forward-looking information' within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in this Annual Review, including, without limitation, those concerning (a) strategies, outlook and growth opportunities, (b) positioning to deliver future plans and to realise potential for growth, (c) delivery of the performance required to meet the 2007 targets, (d) expectations regarding gas and oil prices, (e) development of new markets, (f) the development and commencement of commercial operations of new projects, (g) liquidity and capital resources, (h) gas demand growth, (i) plans for capital and investment expenditure, ( j) the economic outlook for the gas and oil industries, (k) regulation, (l) qualitative and quantitative disclosures about market risk and (m) statements preceded by ‘believed’, ‘expected’, ‘likely to’, ‘scheduled’, ‘targeted’, ‘planned’, ‘proposed’, ‘intended’or similar statements, contain certain forward-looking statements concerning the Group’s operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (a) changes in economic, market and competitive conditions, including gas and oil prices, (b) success in implementing business and operating initiatives, (c) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (d) a major recession or significant upheaval in the major markets in which the Group operates, (e) the failure to ensure the safe operation of the Group’s assets worldwide, (f) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (g) commodity risk, being the risk of a significant fluctuation in gas and/or oil prices from those assumed, (h) fluctuations in exchange rates, in particular the US$/UK£ exchange rate being significantly different from that assumed, (i) risks encountered in the gas and oil exploration and production sector in general and (j) business risk management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BG Group plc
Date: April 17, 2007
	By:	/s/ Ben Mathews
	Name:	Ben Mathews
	Title:	Company Secretary